[redacted]

11020866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synergy Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8320 University Executive Park Drive
(No. and Street)

Charlotte (City) NC (State) 28262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy VanHamme, (704) 295-6631 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Faulkner & Thompson, P.A.
(Name – *if individual, state last, first, middle name*)

226 Northpark Drive, Ste. 110 (Address) Rock Hill (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2011
08 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Oath or Affirmation

I, **Tracy VanHamme,** *swear* (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Synergy Investment Group, LLC,** as of **December 31, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 25 day of February, 2011.

Notary Public

EVA E MOTLEY
Notary Public
Mecklenburg County
North Carolina
My Commission Expires Aug 16, 2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ____ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ____ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ____ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ____ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ____ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ____ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the year ended December 31, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the year January 1, 2010 to December 31, 2010

Synergy Investment Group, LLC

(Name of Respondent)

8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Address of Principal Executive Offices)

Tracy VanHamme

Synergy Investment Group, LLC
8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SYNERGY INVESTMENT GROUP, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

Page

AUDITED FINANCIAL STATEMENTS

Independent Auditors' Report 1
Statement of Financial Condition 2
Statement of Income (Loss) 3
Statement of Changes in Members' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 10

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT

The Manager and Members
Synergy Investment Group, LLC

We have audited the accompanying statement of financial condition of Synergy Investment Group, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Investment Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 22, 2011

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS		
Cash and cash equivalents	$	501,827
Commissions receivable		127,683
Deposits with clearing organizations		559,117
Receivable from broker-dealers, net of allowance for uncollectible accounts of $125,000		50,740
Other receivables		64,871
Receivable from related party		32,669
Prepaid expenses		37,617
Furniture, equipment and leasehold improvements, net of accumulated depreciation		15,421
Total assets	$	1,389,945

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to broker-dealers	$	215,899
Other accounts payable and accrued expenses		233,082
Total liabilities		448,981
MEMBERS' EQUITY		940,964
Total liabilities and members' equity	$	1,389,945

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF INCOME (LOSS)
For the year ended December 31, 2010

REVENUE	
Commission and related income	$ 7,013,420
Investment advisory fees	205,227
Total revenue	7,218,647
OPERATING EXPENSES	
Non-employee sales commissions	4,450,771
Employee compensation and benefits	1,103,917
Clearing and execution charges	631,708
Insurance	242,262
Management fees	216,000
Litigation	210,975
License and registration	169,634
Rent and occupancy	111,621
Professional fees	94,563
Miscellaneous expenses	59,731
Advertising and promotion	30,294
Technology	26,944
Travel and entertainment	19,612
Telephone and communications	17,362
Bad debts	12,519
Depreciation and amortization	10,728
Total operating expenses	7,408,641
Net income/(loss)	$(189,994)

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2010

MEMBERS' EQUITY, BEGINNING OF YEAR	$	985,958
Contributed capital		145,000
Net income/(loss)		(189,994)
MEMBERS' EQUITY, END OF YEAR	$	940,964

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$(189,994)
Adjustments to reconcile net income/(loss) to net cash used for operating activities	
Depreciation and amortization	10,728
Increase in reserve to uncollectible accounts receivable	8,000
Changes in operating assets and liabilities	
Decrease in receivables from clearing organizations	32,421
Increase in deposits with clearing organizations	(21)
Decrease in receivable from broker-dealers	16,856
Increase in prepaid expenses	(21,723)
Decrease in accounts receivable from related party	2,646
Decrease in accounts payable and accrued expenses	(30,001)
Increase in payable to broker-dealers	39,616
Net cash used for operating activities	(131,472)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(831)
Loss on disposal	898
Net cash provided investing activities	67
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions from related party	145,000
Net cash provided by financing activities	145,000
Increase in cash	13,595
CASH, BEGINNING OF YEAR	488,232
CASH, END OF YEAR	$ 501,827

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Synergy Investment Group, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (NASD). The Company was formed on June 24, 1998 as a North Carolina Limited Liability Company and received its broker-dealer status June 25, 1999. The Company is a wholly-owned subsidiary of Synergy Holding Group, Inc. As a limited liability company, members have limited liability for certain acts. The Company's charter will terminate in the year 2099. The Company has offices in the southeastern United States and throughout other areas in the United States. The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2010, $559,117 of the Company's cash was required to be deposited with clearing organizations and therefore not included in cash and cash equivalents.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Receivable from Brokers or Dealers

Receivable from brokers or dealers is reported at the amount management expects to collect on balances outstanding at year-end. The Company establishes an allowance for uncollectible accounts receivable based on historic experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when settlement is reached for an amount that is less than the historical balance or when the Company has determined the balance will not be collectible.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees received in advance are recognized as earned.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2010:

Computers and office equipment	$ 70,683
Leasehold improvements	20,475
Computer software	16,096
Furniture and fixtures	7,581
	114,835
Less: Accumulated depreciation and amortization	(99,414)
	$ 15,421

Depreciation and amortization expense for the year ended December 31, 2010 totaled $10,728.

NOTE 4 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company paid $216,000 to a related party for management, certain employee-related costs and other operational costs.

At December 31, 2010, amounts due from a related party amounted to $32,669 and amounts due to related parties amounted to $470.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

The Company is required to maintain cash deposits with clearing organizations. Credit risks associated with these accounts are mitigated by using highly rated organizations protected by the Securities Investors Protection Corporation.

NOTE 7 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

NOTE 8 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1.

At December 31, 2010, the Company had net capital (as defined) of $227,136, which exceeded the minimum net capital requirements by $175,684. The Company's ratio of aggregate indebtedness to net capital was 3.4 to 1 at December 31, 2010.

NOTE 9 – SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 22, 2011, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2010

SYNERGY INVESTMENT GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Net Capital	
Total members' equity	$ 940,964
Deductions and/or charges:	
Nonallowable assets:	
Receivable from related party	(32,669)
Furniture, equipment and leasehold improvements, net	(15,421)
Receivable from broker-dealers and other receivables	(116,669)
Prepaid expenses	(36,272)
Non GAAP liability - Included as net capital adjustment by FINRA	(512,754)
Net capital before haircut	227,179
Haircut	(43)
Net capital	$ 227,136
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Payable to broker-dealers	$ 215,899
Other accounts payable and accrued expenses	233,082
Non GAAP liability	322,800
Aggregate indebtedness	$ 771,781
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 51,452
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 51,452
Excess Net Capital	$ 175,684
Ratio: Aggregate Indebtedness to Net Capital	3.4 to 1
Excess Net Capital at 1000%	$ 149,958
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 227,136
Net capital per above	$ 227,136

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Manager and Members
Synergy Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Synergy Investment Group, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 22, 2011